
October 25, 2013

O. R. Barham
President and Chief Executive Officer
StellarOne Corporation
590 Peter Jefferson Parkway
Suite 250
Charlottesville, Virginia 22911

**Re: StellarOne Corporation
          Form 10-K for the Period Ended December 31, 2012
          Filed March 15, 2013
          File No. 000-22283**

Dear Mr. Barham:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Kathryn McHale

                                        Kathryn McHale
                                        Senior Staff Attorney